

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-mail
James G. Flanigan II
Chief Executive Officer
Flanigan's Enterprises, Inc.
5059 N.E. 18th Avenue
Fort Lauderdale, FL 33334

> **Re:** **Flanigan's Enterprises, Inc.**
> **Form 10-K for the fiscal year ended September 28, 2013**
> **Filed December 27, 2013**
> **File No. 001-06836**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 18

1. Refer to the third sentence of the introductory paragraph. Only material risks should be described in the risk factors. If a risk is not presently known or not deemed material, it should not be referenced here. Please confirm that you will revise accordingly in future filings.

Signatures, page 52

2. Please confirm that in future filings you will include the signature of the principal accounting officer or controller in that person's individual capacity in the second signature block (page 53). If a signatory occupies more than one position, each position which that signatory holds should be indicated in the second signature block.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director